Exhibit 12

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(in millions, unaudited)

	2011	2010	2009	2008	2007
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$2,179	$1,865	$2,268	$2,497	$1,019
Fixed charges	1,804	1,758	1,732	2,017	1,876
Amortization of capitalized interest	31	22	16	14	14
Distributed income of equity investees	25	14	68	183	21
Less:
Capitalized interest	(176)	(188)	(183)	(172)	(84)
Preference security dividend of consolidated subsidiary	(5)	(5)	(4)	(4)	(6)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges(1)	(8)	(4)	(9)	—	—

Earnings	$3,850	$3,462	$3,888	$4,535	$2,840

Fixed charges:
Interest expense, debt premium and discount amortization	$1,623	$1,565	$1,545	$1,841	$1,786
Capitalized interest	176	188	183	172	84
Preference security dividend of consolidated subsidiary	5	5	4	4	6

Fixed charges	$1,804	$1,758	$1,732	$2,017	$1,876

Ratio of earnings to fixed charges	2.13	1.97	2.24	2.25	1.51

(1)	Amounts for prior periods have been restated to exclude from the computation of earnings only noncontrolling interests in pretax income of those subsidiaries that did not incur fixed charges.